SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report regarding the decision to invest in a subsidiary of Woori Bank in China, which will be a second-tier subsidiary of Woori Finance Holdings

On February 26, 2007, the board of directors of Woori Bank, a subsidiary of Woori Finance Holdings, decided to invest in a subsidiary in China (which has yet to be formed).

Key Details:

Issuer	Company	Woori Bank China (tentative)	Representative	—
	Capital (Won)	281,580,000,000	Relation to Company	Local Subsidiary
	Shares issued	—	Business Type	Banking

Investment Details	Acquired Shares	—
	Investment Cost (Won)	281,580,000,000
	Shareholder’s Equity (Won)	9,687,139,662,889
	Investment Cost to Shareholder’s Equity (%)	2.91

Purpose of Investment	Establishment of a local subsidiary in China

Scheduled Date of Investment	—

Other information:

-	The creation of a subsidiary of Woori Bank in China is subject to change as the respective approvals with respect to such entity from both Korean and Chinese Financial authorities are pending.

-	The capital amount of the Woori Finance Holdings and the investment amount above are based on the exchange rate of W938.60 to US$1.00 on February 26, 2007. Accordingly, the investment amount (as calculated in local currency) is subject to change, depending on the exchange rate as of the investment date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 26, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director